SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
	NEW YORK 10036-6522	FIRM/AFFILIATE
OFFICES
TEL: (212) 735-3000
	FAX: (212) 735-2000	BOSTON
	www.skadden.com	CHICAGO
DIRECT DIAL		HOUSTON
212-735-3406		LOS ANGELES
DIRECT FAX		PALO ALTO
917-777-3406		SAN FRANCISCO
EMAIL ADDRESS		WASHINGTON, D.C.
Michael.Hoffman@SKADDEN.COM		WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
	February 24, 2011	LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                               BlackRock Resources & Commodities Strategy Trust (the “Trust”)

Dear Mr. Ganley:

On behalf of BlackRock Resources & Commodities Strategy Trust (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 and the Investment Company Act of 1940 is the Trust’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Nos. 333-170939 and 811-22501) (the “Registration Statement”).

We have received your oral comments on February 22, 2011 with respect to the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed on February 11, 2011.  We expect to provide supplemental responses to your oral comments with the Trust’s next pre-effective amendment filing in approximately one week.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or George Ching at (212) 735-3637.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc: George Ching